ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2008 OCT 14 A 7:17

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of   Seite(n) einschließlich dieser. page(s) including this.

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

[redacted]

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

08005327

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
OCT 15 2008
THOMSON REUTERS

Datum/Date: **23.06.2008**

dlw 10/14

ERSTE

ERSTE GROUP

INVESTOR INFORMATION

Vienna, October 13, 2008

Erste Group welcomes Austrian Federal Government banking package

The Austrian Federal Government has presented a package of measures worth EUR 100 billion to strengthen confidence in the Austrian money and financial markets in a bid to shield Austria's sound banking system against negative impacts of the international financial crisis. Mechanisms will be provided to the domestic banks to, firstly, strengthen their capital base and, secondly, secure access to adequate liquidity.

"We are going to carefully evaluate the mechanisms offered by the government and make use of instruments that are appropriate for Erste Group and are in the economic interest of our shareholders, employees, and clients. By utilising these mechanisms for Erste Group we wish to ensure that this crisis, which originated far from our geographical and commercial reach, will not have any massive impacts in our region," Treichl said.

These measures have been designed to not only strengthen the domestic financial system and shield it against the impacts of the financial crisis. They will, in addition, support the continued economic growth in Austria and in Central and Eastern Europe and enable domestic businesses to continue to fully exploit the opportunities arising in these countries.

The package at a glance

The package presented consists of the following components:

1. Strengthening the interbank market: In order to solve the banks' liquidity problems that are resulting from the currently dysfunctional interbank market, a special entity will be set up for handling interbank deposits and loans. This "clearing agent" will be guaranteed by the state. In addition, a number of steps will be taken to give the banks easier access to the National Bank's short-term refinancing facilities.

2. Strengthening the long-term liquidity and the equity base of credit institutions and insurance companies: A wide range of instruments has been adopted to strengthen the capital base of credit institutions and insurance companies to keep overall economic activity in balance and protect the Austrian economy. These instruments include guarantees for liabilities, the extension of credit, and the injection of fresh capital.

3. Expansion of deposit protection scheme: The deposits of private individuals will enjoy full protection under the deposit protection scheme.

In the most difficult year for the financial industry Erste Group will report the strongest capital ratio in its history. At the same time the Group has already fully covered its long term funding needs for the current fiscal year.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED

2008 OCT 14 A 7:15

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	**Erste Bank**	Firma	**SEC**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**Office of International Corporate Finance**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek**
Telefon	**+43 (0)5 0100 - 17693**	Fax	**+1 202 772 9207**
Fax	**+43 (0)5 0100 9 - 13112**		
E-Mail	**investor.relations@erstebank.at**		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this .

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **23.06.2008**

ERSTE

ERSTE GROUP

INVESTOR INFORMATION

Vienna, October 10, 2008

Erste Group: Information on Iceland exposure

Erste Group's exposure to Iceland, mainly in the form of senior bank debt split between the major Icelandic banks, is limited to EUR 300 million. As the settlement procedures have not yet started recovery rates are to be determined.

As announced recently, Erste Group will provide an update on guidance with Q3 results and at the Capital Markets Day in December 2008.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

ERSTE GROUP BANK AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - 50100
Fax: +43 (0)5 0100 9 -10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313. BLZ 20100

RECEIVED
2008 OCT 14 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten Transmission consists of **3** Seite(n) einschließlich dieser. page(s) including this.

SUPPL

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

Datum/Date: **07.10.2008**

ERSTE
ERSTE GROUP

INVESTOR INFORMATION

Vienna, October 7, 2008

Erste Group – adjusting 2008 net profit outlook to reflect current financial market environment

- Net profit is expected to increase by more than 50% including the contribution from the sale of the insurance business
- Operating profit expected to grow by about 15% in 2008
- 2008 funding plan completed ahead of schedule and at lower than expected cost and supported by strong deposit growth
- Tier 1 ratio to reach historic high of about 8% at YE 2008
- Tangible equity set to increase to EUR 10bn at YE 2008
- Risk costs confirmed at max 70bps of average customer loans
- Year-to-date customer loan growth is fully funded by customer deposit growth

Based on the substantial deterioration in the financial market environment and the increasing uncertainty regarding the global economic outlook, Erste Group Bank AG is adjusting its net profit growth outlook for 2008. The increasing turbulence in the financial markets and the subsequent widening of credit spreads have had a negative impact on the Group's trading result and will lead to additional negative valuations in the ABS/CDO portfolio (Fair Value and Available for Sale) in Q3 08 of approx EUR 30m. However, despite this deterioration of the credit environment Erste Group remains comfortable with its ABS/CDO portfolio and continues to expect no impairments.

The outlook for operating profit growth of about 15% in 2008 is based on the core strength of Erste Group's retail business model in the CEE region. Strong deposit inflows in Austria and CEE thanks to the large and well-diversified retail customer base of more than 16 million will support sustainable loan growth while keeping the loan to deposit ratio below 115%. This will help to offset potentially slower revenue growth in specific segments such as Group Corporate & Investment Banking (GCIB) and Group Markets (GM), especially in the area of fee and trading income, as well as the anticipated slowdown in fee income in Austria and expectations for higher funding costs in 2009.

At the same time Erste Group has managed to substantially improve its capital position. The YE 2008 tier 1 ratio is expected to reach around 8%; up from 7% at YE 2007, supported by the sale of the insurance business to Vienna Insurance Group, which was completed in Q3 2008. This

ERSTE

ERSTE GROUP

rise is in spite of the stronger than expected increase in risk weighted assets, partly driven by the pro-cyclicality of Basel 2. An increased focus on optimising the balance sheet will support the outlook for a continued strengthening of the tier 1 ratio.

Erste Group covered its long-term funding needs of EUR 5bn for 2008 by September 2008. Average costs were at around 35 bps, well below the originally expected 40bps above EURIBOR. Erste Group will start pre-funding for 2009, depending on market conditions, supported by the ability to issue an additional EUR 2bn of Pfandbriefe in the next 12 months.

Erste Group CEO Andreas Treichl said: "We manage our Group for the long term and are taking the appropriate actions for the current economic environment. Since the beginning of this unprecedented crisis in 2007, we have proactively strengthened our balance sheet while maintaining our ability to deliver on the growth potential of our region."

More detailed guidance for 2009 and beyond will be provided with the Q3 results on 30 October 2008 and at Erste Group's Capital Markets Day in December 2008.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

END

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a half-yearly net profit of EUR 636.8 million and an after-tax ROE of 14.7%.